SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13-d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Aerosonic Corporation

(Name of Issuer)

Common Stock, par value $.40 per share

(Title of Class of Securities)

008015307

(CUSIP Number)

J. Mervyn Nabors

271 Bayside Drive

Clearwater Beach, Florida 34630

(727) 298-8666

(Name, Address and Telephone Number of Person to Receive Notices

and Communications)

June 3, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008015307

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) J. Mervyn Nabors
2.	Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instruction) See Item 3 below.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 12,262 8. Shared Voting Power 0 9. Sole Dispositive Power 12,262 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,262
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) .3%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

The statement on Schedule 13D dated June 6, 1996, filed by J. Mervyn Nabors (“Nabors”), is amended as follows to reflect dispositions by the Reporting Person of the common stock, par value $0.40 per share, of Aerosonic Corporation, a Delaware corporation (“Aerosonic”), which has its principal executive offices at 1212 North Hercules Avenue, Clearwater, Florida 33765.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated in its entirety as follows:

(b) The business address for Nabors is 271 Bayside Drive, Clearwater Beach, Florida 34630.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

Not applicable.

On June 6, 1996, Nabors filed a Schedule 13D reporting that he beneficially owned 1,290,900 shares, or 33.9%, of Aerosonic common stock.

As of the date of this filing, Nabors’ beneficial ownership of Aerosonic has been reduced to 12,262 shares, or .3%, of Aerosonic common stock due to the forced sale by First Commercial Bank in Birmingham, Alabama (the “Bank”) of Aerosonic stock previously held by Mr. Nabors. The Bank extended a loan to Nabors that was secured by 1,096,572 shares of Aerosonic common stock. Nabors defaulted on the loan and First Commercial Bank conducted a private sale of the Aerosonic common stock on June 3, 2004, to recoup a portion of the loan amount. Pursuant to the private sale, the Bank purchased the Aerosonic stock at a purchase price of $7.03 per share based on the current market trading price on June 3, 2004.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

Not applicable. See Item 3.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	(i)	Amount beneficially owned: See Item 11 on Cover Pages.

	(ii)	Percent of class: See Item 13 on Cover Pages.

(b)	Number of shares as to which the person has:

	(i)	sole power to vote or to direct the vote: See Item 7 on Cover Pages.

	(ii)	shared power to vote or to direct the vote: See Item 8 on Cover Pages.

	(iii)	sole power to dispose or to direct the disposition of: See Item 9 on Cover Pages.

	(iv)	shared power to dispose or to direct the disposition of: See Item 10 on Cover Pages.

(c)	See Item 3.

(d)	Not applicable.

(e)	June 3, 2004.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 22, 2004

/s/ J. MERVYN NABORS
J. Mervyn Nabors